

Mailstop 3233

November 30, 2015

Via E-mail
Mr. Edward Karpowicz
Principal Financial Officer
ProShares Trust II.
7501 Wisconsin Avenue, Suite 1000
Bethesda, Maryland 20814

> **Re:** **ProShares Trust II**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-34200**

Dear Mr. Karpowicz:

We have reviewed your November 5, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our October 8, 2015 letter.

Form 10-K for the year ended December 31, 2014

Item 15. Exhibits and Financial Statement Schedules, page 149

Statements of Financial Condition and Schedules of Investments

1.   We note your response to our prior comment 1. In reference to the example we previously provided, we continue to be unclear why you have not separately reported the accumulated appreciation amount for the futures contracts from the schedule of investments on your statement of financial condition. Please provide us with further information and cite any relevant accounting literature in your response. In your response, explain to us why you have not separately presented the amounts due to/from brokers as a result of variation margin requirements from the value of futures contracts.

Additionally, please tell us whether the $18m you have on account with brokers for futures contracts includes amounts paid to satisfy variation margin requirements.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities